NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

P.E
9-26-07

DIVISION OF
CORPORATION FINANCE

September 26, 2007



07078905

Act: 1934
Section:
Rule: 14A-8
Public Availability: 9/26/2007

Lisa Giles-Klein
Vice President, Assistant General Counsel and
Assistant Secretary
Burger King Corporation
5505 Blue Lagoon Drive
Miami, FL 33126

Re: Burger King Holdings, Inc.

Dear Ms. Giles-Klein:

This is in response to your letter dated August 31, 2007 concerning the shareholder proposal submitted to Burger King by the New York City Employees' Retirement System for inclusion in Burger King's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Burger King therefore withdraws its August 2, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Holland+Knight

Tel 305 374 8500
Fax 305 789 7799

Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, FL 33131
www.hklaw.com

Esther L. Moreno
305 789 7442
esther.moreno@hklaw.com

August 2, 2007

RECEIVED
2007 AUG -6 AM 10: 24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDEX

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Office of the Comptroller of New York City

Ladies and Gentlemen:

On behalf of Burger King Holdings, Inc., please find enclosed a copy of a no-action letter regarding the omission of a shareholder proposal from its 2007 proxy materials. An original package containing 7 signed originals pursuant to Rule 14a-8(j) will follow via overnight delivery.

Very truly yours,



Esther L. Moreno

Enclosures

4708528_v1



August 2, 2007

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Office of the Comptroller of New York City

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Burger King Holdings, Inc. ("Burger King" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Burger King's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for November 29, 2007.

By copy of this letter, we are advising the Proponents (as defined below) of the Company's intention to exclude the Proposal (as defined below) from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith six additional copies of this letter and the attachments.

The Proposal

The Office of the Comptroller of New York City, as custodian and trustee and acting on behalf of the New York City Employees' Retirement System (the "Proponents"), has submitted for inclusion in the 2007 Proxy Materials a proposal requesting the Company to adopt, implement and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration of Fundamental Principles and Rights at Work (the "ILO Declaration"), and certain other ILO conventions ("ILO Conventions"), and to prepare a report at reasonable cost to shareholders and the public concerning the implementation and enforcement of the code (the "Proposal"; see Exhibit A).

Grounds for Exclusion

The Company seeks to omit the Proposal from its 2007 Proxy Materials on the grounds that: (i) the Proposal relates to the ordinary business operations of the Company so as to be excludable under Rule 14a-8(i)(7); and (ii) the Company has substantially implemented the Proposal so as to be excludable under Rule 14a-8(i)(10).

BURGER KING CORPORATION
5505 Blue Lagoon Drive • Miami, Florida 33126 • (305) 378-7011

Analysis

The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998) (the "1998 Release"). The Staff further noted in the 1998 Release that this policy rests on two principal considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release.

The Staff has determined that proposals for the adoption of codes of ethics and conduct that would apply to relations between a company and its employees, customers, shareholders or the public may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *Barnett Banks, Inc.*, SEC No-Action Letter, 1995 SEC No-Act. LEXIS 947 (December 18, 1995) (permitting exclusion of a proposal that a company prepare and issue a comprehensive code of ethics for public dissemination); *McDonald's Corporation*, SEC No-Action letter, 1990 SEC No-Act. LEXIS 517 (March 19, 1990) (allowing exclusion of a proposal directed at the content and implementation of standards on such matters as the company's management, its employer/employee relations and its customer and business policies); and *Costco Warehouse Corporation*, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 817 (December 11, 2003) (permitting exclusion of a proposal requesting the board to develop a thorough code of ethics that would also address issues of bribery and corruption).

The Proposal seeks to dictate general relations between the Company and its employees as well as the relationship between the Company, suppliers and subcontractors. The relationship between management and its employees is an integral part of the day-to-day conduct of ordinary business operations. The negotiation of wages, hours, and working conditions are fundamental business issues for employers. The Proposal could negatively impact the ability of the Company to manage its employee relationships. The Staff has permitted exclusion of shareholder proposals that, like the Proposal, seek to address a company's relationship with employee labor unions because they fall under the category of ordinary business pursuant to Rule 14a-8(i)(7). See *United Parcel Services, Inc.*, (February 23, 2004) (proposal requested a report "to shareowners on the UPS relationship with the International Brotherhood of Teamsters"); *Modine Manufacturing Co.* (May 6, 1998) (proposal requested a corporate code of conduct to address the right to organize and maintain unions); *Humana Inc.* (October 17, 1990) (proposal requested the company to recognize and bargain collectively with a particular union); *UAL, Inc.* (March 3, 1986) (proposal requested a review of "management's handling of union negotiation").

In *Modine*, the Proponent sought a resolution that would "direct the Board of Directors to create a Board Committee to develop a corporate code of conduct guaranteeing the right of employees to organize and maintain unions and affirming the principles of collective bargaining in good faith." This resolution is very similar to the Proposal, specifically where it calls for the adoption of a code of conduct, which among other things, provides that, "[a]ll workers have the right to form and join trade unions and to bargain collectively." See Exhibit A. The Staff found the proposal in *Modine* excludable under Rule 14a-8(i)(7). The provisions of the Proposal related to unions, collective bargaining and employee representatives, like the proposal in *Modine*, would, as a matter of policy, seek "to compel the Company to deal with a collective bargaining unit rather than act on its own business judgment" and "dictate a particular avenue to be pursued, and establish constraints on the function of management." *Modine*

Wal-Mart Stores, Inc. also presented a proposal in parts very similar to the Proposal. See *Wal-Mart Stores, Inc.* (March 16, 2006). In *Wal-Mart*, the proponent requested that the board amend the company's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association, develop systems to prevent future violations of federal labor law, and publish periodic reports to shareholders on its progress. The company sought to omit the Proposal from its 2006 proxy materials on the grounds that the proposal related to the ordinary business operations of the company so as to be excludable under Rule 14a-8(i)(7). The Staff found that there appeared to be "some basis" for Wal-Mart's view that it could exclude the proposal under Rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (i.e., relations between the company and its employees). The Proposal, and particularly the provisions of the Proposal related to unions, collective bargaining and employee representatives, like the proposal in Wal-Mart, relates to the Company's ordinary business operations (i.e., relations between the Company and its employees).

For all of the foregoing reasons, the Company believes that it may exclude the Proposal from the 2007 Proxy Materials in reliance on Rule 14a-8(i)(7).

The Proposal has been Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if "the company has substantially implemented the proposal." To be substantially implemented, a proposal does not have to be "fully effected." See *Release No. 20091* (August 16, 1983). The Staff has consistently applied the standard that a proposal has been "substantially implemented" when a company has previously instituted policies and procedures relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See *Talbots, Inc.* (April 5, 2002) (permitting omission of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct), *Telular Corp.* (December 5, 2003) (permitting omission of a proposal that required the annual election of the board of directors where by-laws contemplated and permitted annual election of the board), and *Intel Corporation* (March 11, 2003) (permitting omission of a proposal that required a shareholder vote on all equity compensation plan amendments where board had adopted resolutions establishing similar policy).

The Proponents' request that the Company adopt a code of conduct relative to labor standards with which it, its suppliers and sub-contractors must comply and that the Company prepare a report concerning the implementation and enforcement of the code of conduct. The Company has adopted The Code of Business Ethics and Conduct For Vendors (the "Burger King Code"; see Exhibit B) that is substantially similar to the code requested by the Proponents. The Burger King Code serves to:

- set the standards with which Burger King's vendors and suppliers (including their subcontractors and sub-assembly factories) must comply in their operations and supply chains with regards to diversity, discrimination and harassment, forced labor and coercement, child labor, wages and hours, and working conditions;

- grant Burger King the right to monitor compliance with the Burger King Code, including the right to conduct, or have its designee conduct, unannounced inspections of vendors' facilities and records; and

- grant Burger King the right to terminate its business relationship with a vendor or require the vendor to implement a corrective action plan if a vendor violates the Burger King Code.

The Burger King Code substantially implements the provisions of the Proposal, and in certain cases exceeds, the requirements of the Proposal, such as providing for compliance by vendors of all applicable laws regarding working conditions, including worker health and safety, sanitation, fire safety, risk protection, and electrical, mechanical and structural safety. While Burger King has not adopted word-for-word the ILO Declaration and the ILO Conventions referenced in the Proposal, a review of Burger King's Code demonstrates that Burger King has previously instituted policies and procedures relating to the subject matter of the Proposal and has implemented the essential objective of the Proposal.

Burger King adopted and rolled out to its food, packaging and premium vendors (the "Covered Vendors") the Burger King Code in December 2005. In connection with the initial approval of a Covered Vendor, Burger King evaluates the Covered Vendor's compliance with the principles covered by the Burger King Code and requests that such Covered Vendor acknowledge acceptance and compliance with the Burger King Code. With respect to its U.S. Covered Vendors, Burger King attaches the Burger King Code to its core contracts with such Covered Vendors. Burger King and other third parties periodically conduct audits of the Covered Vendors' facilities in the United States, Europe and the Middle East and in connection with such audits will identify and note any issues that come to their attention with respect to a Covered Vendor's non-compliance with the Burger King Code. While there are no third party audits conducted currently of Covered Vendors' facilities in the Latin America, Africa and Asia Pacific regions, Burger King does conduct audits there and is currently examining processes for enhancing its implementation and compliance efforts of the Burger King Code internationally.

Burger King is currently in the process of evaluating the Burger King Code and its enforcement efforts both domestically and abroad. The Vice President, Food Safety, Quality Assurance and Regulatory Compliance is leading this effort to ensure compliance on a global level with food safety, quality assurance and regulatory compliance initiatives, including the Burger King Code. Since the adoption of the Burger King Code in December 2005, implementation and compliance with the Burger Kind Code is within the purview of the Vice President, Food Safety, Quality Assurance and Regulatory Compliance who reports to the Senior Vice President, Global Operations – Research and Development who in turn reports to the Chief Operations Officer.

While Burger King does not currently prepare and make public a report concerning the implementation and enforcement of the Burger King Code, the actions discussed above demonstrate that Burger King is committed to and has taken significant action toward the implementation and enforcement of the Burger King Code thereby demonstrating that Burger King has previously instituted policies and procedures relating to the subject matter of the Proposal and has implemented the essential objective of the Proposal.

For all of the foregoing reasons, the Company believes that it may exclude the Proposal from the 2007 Proxy Materials in reliance on Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be omitted from Burger King's 2007 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2007 Proxy Materials is respectfully requested.

Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed copy of this letter and returning the date-stamped copy in the enclosed self-addressed stamped envelope.

If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Commission's Staff prior to the issuance of a formal response. Please call Kara L. MacCullough, of Holland & Knight LLP at (305) 374-8500.

Very truly yours,



Name: Anne Chwat
Title: General Counsel, Chief Ethics and Compliance Officer and Secretary

Enclosures

cc: Mr. Patrick Doherty, New York City Office of the Comptroller, Bureau of Asset Management
Kara L. MacCullough, Esq., Holland & Knight LLP

EXHIBIT A

(the Proposal)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

June 26, 2007

Ms. Anne Chwat
General Counsel and Secretary
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, FL 33126

Dear Ms. Chwat:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, (the "system"). The system's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from The Bank of New York certifying the system's ownership, continually for over a year of 5,300 shares of Burger King common stock will follow. The system intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our system will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
Burger King – social resp. 2007

Burger King Corporation - Human Rights Standards

Whereas, Burger King purchases significant amounts of produce, such as tomatoes, for its sandwiches and salads, and

Whereas, the United States Department of Justice has successfully prosecuted several cases of modern-day slavery in the U.S. agricultural industry since 1996, involving over 1,000 workers, (see, for example, US v. Ramos; US v. Lee; US v. Flores; US v. Cuello; US v. Tecum) and there is increasing public awareness and media coverage of the sweatshop conditions and abuses that many agricultural workers face, and

Whereas, we believe violations of human rights in Burger King's supply chain can lead to negative publicity, public protests, and a loss of consumer confidence that can have a negative impact on shareholder value, and

Whereas, Burger King's current Code of Business Ethics and Conduct includes no mention of human or labor rights standards for its suppliers and U.S. agricultural workers are excluded from many labor laws that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; portions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

Whereas, other multi-national corporations, including other large produce purchasers, have implemented enforceable and meaningful codes of conduct for their supply chains based on international human rights standards, such as the International Labor Organization's ("ILO") standards, and

Whereas, in our opinion as shareholders, enforceable human rights codes of conduct based on the ILO's Declaration on Fundamental Principles and Rights at Work and other conventions and are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders urge the Board of Directors to adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and the following other relevant ILO conventions:

* Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (ILO Conventions 29 and 105);

* Workers are entitled to overtime pay when working more than 8 hours per day (ILO Convention 1);

* All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 11, 87, 98, 110);

* Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation and enforcement of this policy.

EXHIBIT B

(Burger King's Code)


BURGER
KING

December 2005

**The Code of Business Ethics and Conduct
For Vendors**

Burger King Corporation and its affiliated companies ("BKC") is committed, very simply to "doing what's right." "Doing what's right" means that everything we do to GROW PROFITABLY, FUND THE FUTURE, FIRE-UP THE GUEST AND WORK TOGETHER must be done with the highest standards of ethics, honesty and integrity. Our philosophy is simple: integrity, honesty and compliance with the law are not optional. When it comes to ethics there is no compromise.

We also believe that vendors and suppliers ("Vendors") approved to do business with the BURGER KING® System[1] should observe the same philosophy in their actions and relationships affecting the BURGER KING System. While BKC recognizes that there are different legal and cultural environments in which Vendors operate throughout the world, BKC has established this Code of Business Ethics and Conduct for Vendors (this "Code") to set forth the basic requirements you MUST meet with respect to your performance as a Vendor to the BURGER KING System. All Vendors must comply with this Code and must ensure that their subcontractors, including sub-assembly factories that produce products or materials for the BURGER KING System, comply with this Code. Compliance with this Code is in addition to, not in lieu of, any Vendor obligations set forth in any agreements between a Vendor and BKC or its designated purchasing agent. Additionally, compliance with this Code is each Vendor's individual responsibility and we recommend that you regularly communicate this Code and its requirements to your officers and employees. Vendors that manufacture promotional products and other items outside of the United States may also be required to comply with stricter requirements as specified by BKC.

In addition, Vendors must observe the basic principles set forth in BKC's Code of Business Ethics and Conduct (the "BKC Code"), which is designed to ensure compliance by BKC employees with ethical guidelines and applicable laws and regulations (a copy of which is available on www.burgerking.com). Vendors can meet this requirement either through compliance with their own code of conduct which must embody the philosophy and basic principles contained in the BKC Code or by adhering to the BKC Code.

Compliance with Laws and Regulations

Vendors approved to do business with the BURGER KING System, including all subcontractors, must operate in full compliance with the laws of their respective countries and with all applicable rules, regulations, customs and published industry standards applicable to them, including those relating to labor, worker health and safety, freedom of association and the environment.

Confidential & Proprietary Information

Vendors must not disclose BKC's confidential or proprietary information or trade secrets to other parties, except as specifically authorized by a BKC officer or when disclosure is required by law. Confidential or proprietary information includes all non-public information of BKC. Vendors are also

[1] In this Code, the "BURGER KING® System" is defined as BKC, its subsidiaries and affiliates, its franchisees and/or their representatives, BURGER KING® restaurants, and BURGER KING® purchasing agents and/or their representatives.

prohibited from (a) taking for themselves opportunities that are discovered through the use of BKC confidential or proprietary information and (b) using BKC's confidential or proprietary information for personal gain.

Use of Trademarks and Domain Names

Any use of BKC's trademarks (e.g. BURGER KING® or WHOPPER®) or domain names (e.g., burgerking.com or bkc.com) by Vendors must be submitted to the BKC Law Department for approval prior to use. Please refer to the Burger King Corporation Trademark Clearance, Registration & Maintenance Policy, and the Burger King Corporation Domain Name Clearance and Registration Policy for more information.

Entertainment

Working together means that sometimes you may engage in business-related entertainment with BKC employees or other representatives of the BURGER KING® System. Such activities may be acceptable as long as they are reasonable, both in cost and scope, are conducted in the best interest of BKC in connection with BKC business, and are not intended or expected to, and do not, influence BKC's business-related decisions. It is important that Vendors refer to any agreements between them and BKC, which may contain greater detail and restrictions regarding entertainment and gifts.

Diversity, Discrimination and Harassment

BKC values, honors and respects differences and diversity in its employees, franchisees, customers and vendors. BKC expects its Vendors to provide a work environment that offers equal opportunity to its employees and that is free from unlawful discrimination or harassment; one in which each employee is treated with dignity and respect.

Forced Labor and Coercement

Vendors must not use involuntary labor of any kind, including prison labor, debt bondage, indentured servitude or forced labor by governments. If a Vendor recruits foreign contract workers, the Vendor must pay agency recruitment commissions and must not require any worker to remain in employment for any period of time against his or her will. Likewise, the use of physical acts to punish or coerce workers, or psychological coercion, or any other form of non-physical abuse, including threats of violence, sexual harassment or verbal abuse is prohibited.

Child Labor

Every worker employed by a Vendor must meet the applicable minimum legal age. Each Vendor must comply with all applicable child labor laws, including those related to hiring, wages, hours worked, overtime and working conditions.

Wages & Hours

Vendors must ensure that workers are paid at least the minimum legal wages or the local industry standard, whichever is greater. While it is understood that overtime is often required in mass production, Vendors shall carry out operations in ways that limit overtime to a level that ensures humane and productive working conditions. Therefore, Vendors may not require, on a regular basis, a work week in excess of 60 hours. Workers may not be required to work more than six days per week but may do so voluntarily. Additionally, Vendors must pay overtime and any incentive (or piece) rates that meet all legal requirements or the local industry standard, whichever is greater. If local laws do not provide for overtime pay, hourly wage rates for overtime must be at least equal to the rates for the regular work shift.

Working Conditions

Vendors must treat all workers with respect and dignity and provide them with a safe and healthy working environment and, where provided, living environment. Vendors must comply with all applicable laws regarding working conditions, including worker health and safety, sanitation, fire safety, risk protection, and electrical, mechanical and structural safety. At a minimum, Vendors must provide potable drinking water, clean and accessible restrooms, adequate lighting and ventilation, fire and emergency exits, essential life safety equipment, emergency aid kits and access to emergency medical care.

Environment

Vendors must comply with all applicable environmental laws and regulations. Additionally, Vendors' factories must have an environmental management system or plan. The factories must also have procedures for notifying local community authorities in case of accidental discharge or release of hazardous materials or any other environmental emergency.

Monitoring and Enforcement

As a condition of doing business with the BURGER KING System, each and every approved Vendor must comply with this Code and indicate such compliance by signing below. BKC shall have the right to monitor compliance with this Code, including the right to conduct, or have its designee conduct, unannounced inspections of Vendors' facilities and records. If BKC determines that any Vendor has violated this Code, BKC may terminate its business relationship with the Vendor or require the Vendor to implement a corrective action plan.

Acknowledgment

The Vendor acknowledges and agrees that it understands the requirements set forth in this Code, is in compliance with all requirements of this Code, and will continue to comply with such requirements during the time it is an active Vendor to the BURGER KING System. In addition, Vendor authorizes the procurement of an investigative background search in accordance with anti-terrorism legislation, such as the USA Patriot Act and Section 1 of U.S. Executive Order 13224, issued September 23, 2001. Vendor also certifies that neither it nor any of its funding sources, is or has ever been a terrorist or suspected terrorist, or a person or entity described in the aforementioned legislation. Vendor understands that its application will not be approved if Vendor has ever been a suspected terrorist or associated in any way with terrorist activities.

EXHIBIT C

(ILO Declaration)

ILO Declaration on Fundamental Principles and Rights at Work
86th Session, Geneva, June 1998

Whereas the ILO was founded in the conviction that social justice is essential to universal and lasting peace;

Whereas economic growth is essential but not sufficient to ensure equity, social progress and the eradication of poverty, confirming the need for the ILO to promote strong social policies, justice and democratic institutions;

Whereas the ILO should, now more than ever, draw upon all its standard-setting, technical cooperation and research resources in all its areas of competence, in particular employment, vocational training and working conditions, to ensure that, in the context of a global strategy for economic and social development, economic and social policies are mutually reinforcing components in order to create broad-based sustainable development;

Whereas the ILO should give special attention to the problems of persons with special social needs, particularly the unemployed and migrant workers, and mobilize and encourage international, regional and national efforts aimed at resolving their problems, and promote effective policies aimed at job creation;

Whereas, in seeking to maintain the link between social progress and economic growth, the guarantee of fundamental principles and rights at work is of particular significance in that it enables the persons concerned, to claim freely and on the basis of equality of opportunity, their fair share of the wealth which they have helped to generate, and to achieve fully their human potential;

Whereas the ILO is the constitutionally mandated international organization and the competent body to set and deal with international labour standards, and enjoys universal support and acknowledgement in promoting Fundamental Rights at Work as the expression of its constitutional principles;

Whereas it is urgent, in a situation of growing economic interdependence, to reaffirm the immutable nature of the fundamental principles and rights embodied in the Constitution of the Organization and to promote their universal application;

The International Labour Conference

1. Recalls:

(a) that in freely joining the ILO, all Members have endorsed the principles and rights set out in its Constitution and in the Declaration of Philadelphia, and have undertaken to work towards attaining the overall objectives of the Organization to the best of their resources and fully in line with their specific circumstances;

(b) that these principles and rights have been expressed and developed in the form of specific rights and obligations in Conventions recognized as fundamental both inside and outside the Organization.

2. Declares that all Members, even if they have not ratified the Conventions in question, have an obligation arising from the very fact of membership in the Organization to respect, to promote and to realize, in good faith and in accordance with the Constitution, the principles concerning the fundamental rights which are the subject of those Conventions, namely:

(a) freedom of association and the effective recognition of the right to collective bargaining;

(b) the elimination of all forms of forced or compulsory labour;

(c) the effective abolition of child labour; and

(d) the elimination of discrimination in respect of employment and occupation.

3. Recognizes the obligation on the Organization to assist its Members, in response to their established and expressed needs, in order to attain these objectives by making full use of its constitutional, operational and budgetary resources, including, by the mobilization of external resources and support, as well as by encouraging other international organizations with which the ILO has established relations, pursuant to article 12 of its Constitution, to support these efforts:

(a) by offering technical cooperation and advisory services to promote the ratification and implementation of the fundamental Conventions;

(b) by assisting those Members not yet in a position to ratify some or all of these Conventions in their efforts to respect, to promote and to realize the principles concerning fundamental rights which are the subject of these Conventions; and

(c) by helping the Members in their efforts to create a climate for economic and social development.

4. Decides that, to give full effect to this Declaration, a promotional follow-up, which is meaningful and effective, shall be implemented in accordance with the measures specified in the annex hereto, which shall be considered as an integral part of this Declaration.

5. Stresses that labour standards should not be used for protectionist trade purposes, and that nothing in this Declaration and its follow-up shall be invoked or otherwise used for such purposes; in addition, the comparative advantage of any country should in no way be called into question by this Declaration and its follow-up.



Direct Dial: 305-378-7581
Facsimile: 305-378-7868
email: lgiles@whopper.com

August 31, 2007

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of Shareholder Proposal Submitted by Office of the Comptroller of New York City

Ladies and Gentlemen:

In a letter dated August 2, 2007, Burger King Holdings, Inc. ("Burger King" or the "Company"), requested the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission to concur that it would not recommend any enforcement action to the Commission if the Company excluded a shareholder proposal submitted by the Office of the Comptroller of New York City, as custodian and trustee and acting on behalf of the New York City Employees' Retirement System (the "Proponents"), related to the adoption, implementation and enforcement of a Company-wide code of conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration of Fundamental Principles and Rights at Work (the "ILO Declaration"), and certain other ILO conventions, and to prepare a report at reasonable cost to shareholders and the public concerning the implementation and enforcement of the code (the "Proposal").

In a letter dated August 14, 2007, the Company was informed of the Proponents' decision to withdraw the Proposal (see attached letter). Consequently, based on the Proponents' withdrawal of the Proposal, the Company hereby informs the Staff of the withdrawal of Burger King's no-action request of August 2, 2007, related to the Proposal.

If you have any questions, require further information, or wish to discuss this matter, please call Kara L. MacCullough, of Holland & Knight LLP at (305) 374-8500.

Very truly yours,



Name: Lisa Giles-Klein
Title: Vice President, Assistant General Counsel and Assistant Secretary

Enclosure

cc: Mr. Patrick Doherty
New York City Office of the Comptroller
Bureau of Asset Management

H:\JOHNSON\Shareholder Proposals\4734865_3 (2) - Withdrawl of Proposal.doc



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED
2007 SEP -6 PM 1:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 14, 2007

Ms. Monica Johnson
Director, Senior Attorney
Burger King Corporation
5505 Blue Lagoon Drive
Miami, Florida 33126

Dear Ms. Johnson:

On the basis of our recent conversations, I hereby withdraw the resolution on labor standards filed by our office on behalf of the New York City Employees Retirement System.

Sincerely,

Patrick Doherty

END

